Exhibit 99.1
Management’s Discussion and Analysis

Table of Contents

1.	Company Performance
2.	Segment Performance
3.	Consolidated Financial Position, Liquidity and Capital Resources
4.	Financial Instruments
5.	Funding Costs
6.	Related Party Transactions
7.	Shareholders’ Equity
8.	Event After the Reporting Period
9.	Accounting Policies and Estimates
10.	Disclosure Controls and Procedures
11.	Risks and Uncertainties

Management’s Discussion and Analysis
“Sears”, “Sears Canada”, “we”, “us”, “our” or “the Company” refers to Sears Canada Inc. and its subsidiaries, together with its investments in real estate joint arrangements.

This Quarterly Report to Shareholders (“Quarterly Report”) contains commentary from the Company’s management regarding strategy, operating results and financial position. Management is responsible for its accuracy, integrity and objectivity, and develops, maintains and supports the necessary systems and controls to provide reasonable assurance as to the accuracy of the comments contained herein.

Management’s Discussion and Analysis (“MD&A”) included herein is current as of September 3, 2013 unless otherwise stated. The second quarter (“Q2”) unaudited results for the 52 week-period ending February 1, 2014 (“Fiscal 2013” or “2013”) and the 53-week period ended February 2, 2013 (“Fiscal 2012” or “2012”) reflect the 13-week periods ended August 3, 2013 (“Q2 2013”) and July 28, 2012 (“Q2 2012”), respectively. The 2011 fiscal year refers to the 52-week period ended January 28, 2012 (“Fiscal 2011” or “2011”). The 2014 fiscal year refers to the 52-week period ending January 31, 2015 (“Fiscal 2014” or “2014”).

This Quarterly Report should be read in conjunction with the Consolidated Financial Statements, and Notes to the Consolidated Financial Statements for Fiscal 2012. These items are contained in the Company’s 2012 Annual Report, which can be obtained by contacting Sears Canada’s Corporate Communications department at 416-941-4428. The 2012 Annual Report has also been filed electronically with securities regulators in Canada through the System for Electronic Document Analysis and Retrieval (“SEDAR”) and can be accessed on the SEDAR website at www.sedar.com. Additional information relating to the Company is also available online at www.sedar.com and on the U.S. Securities Exchange Commission (“SEC”) website at www.sec.gov. Information contained in, or otherwise accessible through, websites mentioned in this Quarterly Report and MD&A do not form a part of this document. All references in this Quarterly Report and MD&A to websites are inactive textual references only.

Additional information relating to the Company, including the Company’s Annual Information Form (“AIF”) dated March 14, 2013 and the Management Proxy Circular dated March 14, 2013, can be obtained by contacting Sears Canada’s Corporate Communications department at 416-941-4428. The 2012 Annual Report, together with the AIF and Management Proxy Circular, have been filed electronically with securities regulators in Canada and can be accessed on the SEDAR website at www.sedar.com and on the SEC website at www.sec.gov.

The Q2 2013 unaudited Condensed Consolidated Financial Statements (“Q2 2013 financial statements”) are prepared in accordance with International Financial Reporting Standards (“IFRS”). Management uses IFRS, non-IFRS and operating performance measures as key performance indicators to better assess the Company’s underlying performance and provides this additional information in this MD&A so that readers may do the same. See Section 1.e. “Use of Non-IFRS Measures, Measures of Operating Performance and Reconciliation of Net Earnings (Loss) to Adjusted EBITDA” for additional information.

Unless otherwise indicated, all amounts are expressed in Canadian dollars.

Cautionary Statement Regarding Forward-Looking Information
Certain information in the Quarterly Report and in this MD&A is forward-looking and is subject to important risks and uncertainties. Forward-looking information concerns, among other things, the Company’s future financial performance, business strategy, plans, expectations, goals and objectives, and includes statements concerning possible or assumed future results set out under Section 1 “Company Performance”, Section 3 “Consolidated Financial Position, Liquidity and Capital Resources”, Section 4 “Financial Instruments”, Section 7 “Shareholders’ Equity”, Section 8 “Event After the Reporting Period”, Section 9 “Accounting Policies and Estimates” and Section 11 “Risks and Uncertainties”. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “scheduled”, “estimates”, “intends”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although the Company believes that the estimates reflected in such forward-looking information are reasonable, such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information, and undue reliance should not be placed on such information.

Factors which could cause actual results to differ materially from current expectations include, but are not limited to: the ability of the Company to successfully implement its strategic initiatives; productivity improvement and cost reduction initiatives and whether such initiatives will yield the expected benefits; the results achieved pursuant to the Company’s long-term credit card marketing and servicing alliance with JPMorgan Chase Bank, N.A. (Toronto Branch), (“JPMorgan Chase”); general economic conditions; competitive conditions in the businesses in which the Company participates; changes in consumer spending; seasonal weather patterns; weaker business performance in the subsequent quarter; customer preference toward product offerings; ability to retain senior management and key personnel; ability of the Company to successfully manage its inventory levels; disruptions to the Company’s computer systems; economic, social, and political instability in jurisdictions where suppliers are located; structural integrity and fire safety of foreign factories; increased shipping costs, potential transportation delays and interruptions; damage to the reputations of the brands the Company sells; changes in the Company’s relationship with its suppliers; the outcome of product liability claims; any significant security compromise or breach of the Company’s customer, associate or Company information; the credit worthiness and financial stability of tenants, partners and co-arrangers, with respect to the Company’s real estate joint arrangement interests; possible changes in the Company’s ownership by Sears Holdings Corporation (“Sears Holdings”) and other significant shareholders; interest rate fluctuations and other changes in funding costs and investment income; fluctuations in foreign currency exchange rates; the possibility of negative investment returns in the Company’s pension plan or an unexpected increase to the defined benefit obligation; the impairment of goodwill and other assets; new accounting pronouncements, or changes to existing pronouncements, that impact the methods we use to report our financial condition and results from operations; uncertainties associated with critical accounting assumptions and estimates; the outcome of pending legal proceedings; compliance costs associated with environmental laws and regulations; the possible future termination of certain intellectual property rights associated with the “Sears” name and brand names if Sears Holdings reduces its interest in the Company to less than 25%; and changes in laws, rules and regulations applicable to the Company. Information about these factors, other material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in preparing forward-looking information, may be found in this MD&A and in the Company’s 2012 Annual Report under Section 11 “Risks and Uncertainties” and elsewhere in the Company’s filings with securities regulators. The forward-looking information in the Quarterly Report and in this MD&A are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations as well as our objectives and strategic priorities, and may not be appropriate for other purposes. The Company does not undertake any obligation to update publicly or to revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

2013 Second Quarter Highlights
For the 13 and 26-week periods ended August 3, 2013 and July 28, 2012
(unaudited)

	Second Quarter			Year-to-Date
(in CAD millions, except per share amounts)	2013	% Chg 2013 vs 2012	2012[1]	2013	% Chg 2013 vs 2012	2012[1]
Total revenue	$960.1	(9.6)%	$1,061.9	$1,827.2	(8.2)%	$1,989.9
Same store sales (%)[2]	(2.5)%		(7.1)%	(2.5)%		(6.7)%
Adjusted EBITDA[2]	20.2	(18.5)%	24.8	10.4	395.2%	2.1
Net earnings (loss)	152.8	1,659.2%	(9.8)	121.6	46.2%	83.2
Basic net earnings (loss) per share	1.50	1,600.0%	(0.10)	1.19	46.9%	0.81
(in CAD millions)	As at August 3, 2013	% Chg 2013 vs 2012	As at July 28, 2012[1]	As at August 3, 2013	% Chg 2013 vs 2012	As at February 2, 2013[1]
Cash and cash equivalents	$319.1	(5.2)%	$336.6	$319.1	33.8%	$238.5
Inventories	915.3	8.0%	847.2	915.3	7.5%	851.4
Total assets	2,616.7	(1.9)%	2,667.5	2,616.7	4.5%	2,504.7
Shareholders’ equity	1,199.1	2.8%	1,166.8	1,199.1	11.4%	1,076.4

1Adjusted to reflect the changes resulting from the retrospective application of the change in accounting policy related to the adoption of accounting standard “IFRS 11, Joint Arrangements”.
2Same store sales and Adjusted EBITDA are operating performance and non-IFRS measures, respectively. See Section 1e “Use of Non-IFRS Measures, Measures of Operating Performance and Reconciliation of Net Earnings (Loss) to Adjusted EBITDA”.

Common Share Market Information
(Toronto Stock Exchange - Trading Symbol SCC)

	Second Quarter		Year-to-Date
	2013	2012	2013	2012
High	$13.25	$13.73	$13.25	$14.24
Low	$8.96	$9.76	$8.85	$9.76
Close	$12.92	$10.16	$12.92	$10.16
Average daily trading volume	146,327	16,694	90,326	12,239

•
Total revenue was $960.1 million in Q2 2013, a decrease of 9.6% compared to Q2 2012. The decrease was primarily attributable to sales declines in home furnishings, Craftsman®, electronics and cosmetics. During Q2 2013, the Company achieved improved results in sales of ranges, microwaves, laundry, refrigerators, footwear, Jessica® and Tradition®. A decrease of $23.8 million was attributable to the closure of 4 Full-Line stores during Fiscal 2012.

•	Same store sales for Q2 2013 decreased 2.5% from the same period last year.

•	Cost management generated operating expense reductions of $41.8 million in Q2 2013 compared to the same period last year.

•	The Company continued to make progress on its transformation, having executed the following initiatives in Q2 2013:

•	Announced an agreement with Reitmans (Canada) Limited for the introduction of the market leading plus-size Penningtons brand to Sears;

•	Introduced a relationship with international supermodel and actress Bar Refaeli, who will be the face of Sears private label Nevada® apparel beginning in Fall 2013;

•	Reached an agreement with Grand National Apparel Inc. to exclusively bring Matthew McConaughey’s new JKL brand clothing line to Canada;

•
Introduced a new design concept for Sears Home stores at two Ontario locations in Whitby and Ancaster, building on the momentum created by ten Sears Full-Line stores refreshes completed in 2012 and Q1 2013, and an additional 30 Full-Line store resets completed in 2013; and

•	Unveiled a new 25,000 square-foot Sears Hometown store in Orillia, Ontario, making it the largest independently owned and operated Sears location in Canada.

•
Gross margin rate was 37.4% in Q2 2013 compared to 37.6% in Q2 2012. The decrease in gross margin rate was primarily due to reduced margins in Craftsman® and cosmetics, partially offset by increased margins in electronics and jewellery, accessories & luggage.

•
Operating net earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) in Q2 2013 was $20.2 million compared to $24.8 million in Q2 2012, a decrease of 18.5%. Excluding the decrease of $1.5 million attributable to the closure of 4 Full-Line stores during Fiscal 2012, Adjusted EBITDA in Q2 2013 decreased by 13.3%.

•	Basic net earnings per common share was $1.50 compared to a basic net loss per common share of $0.10 for the same period last year.

•
Included in net earnings for Q2 2013 was a pre-tax gain of $185.7 million related to the lease terminations and lease amendments on two properties: Yorkdale Shopping Centre (Toronto) and Square One Shopping Centre (Mississauga).

•
The Company’s balance sheet continues to be strong with total cash and cash equivalents of $319.1 million and no cash drawings on the $800.0 million senior secured revolving credit facility as at August 3, 2013. Refer to Note 7 “Long-term obligations and finance costs” in the Q2 2013 financial statements for further details.

1. Company Performance
a. Business Segments
Sears classifies its operations in two reportable business segments: merchandising and real estate joint arrangements.

Merchandising Operations
The Company’s merchandising segment includes the sale of goods and services through the Company’s Retail channels, which includes its Full-Line, Sears Home, Hometown Dealer, Outlet, Appliances and Mattresses, Corbeil Electrique Inc. (“Corbeil”) stores and its Direct (catalogue/internet) channel. It also includes service revenue related to product repair and home improvement. Commission revenue includes travel, home improvement services, insurance and performance payments received from JPMorgan Chase under the Company’s long-term credit card marketing and servicing alliance with JPMorgan Chase. The Company has partnered with Thomas Cook Canada Inc. (“Thomas Cook”) in a multi-year licensing arrangement, under which Thomas Cook manages the day-to-day operations of all Sears Travel offices and provides commissions to the Company. The Company has also partnered with SHS Services Management Inc. (“SHS”) in a multi-year licensing arrangement, under which SHS oversees the day-to-day operations of all Sears Home Improvements Product Services business. Licensee fee revenues are comprised of payments received from licensees, including Thomas Cook and SHS, that operate within the Company’s stores.

Real Estate Joint Arrangements
Sears has joint arrangement interests in 11 shopping centres across Canada and records these interests in the Company’s Q2 2013 financial statements. Joint arrangement interests range from 15% to 50%, and are co-owned with major shopping centre owners and institutional investors. Sears is not involved in the day-to-day management of the shopping centres, but is involved in major decisions regarding the joint arrangement interests.

The primary objective of the Company’s real estate joint arrangements is to maximize the returns on its investment in shopping centre real estate. Sears reviews the performance of these joint arrangements on a regular basis. Shopping centres are considered non-core assets.

b. Strategic Initiatives
During the second quarter of Fiscal 2013, Sears Canada continued to make progress on its three-year Transformation strategy, the first full year of which was 2012.

The five elements of the strategy are as follows:

1.
Build the Core: Build the Core is about creating focus. Our approach starts by identifying key categories where we believe we have the strongest competitive position. We then apply our unique strategy of offering an authoritative assortment and exclusive brands with specialized services. This product, brand and service combination is designed to differentiate ourselves and drive customer consideration and ultimately more shopping trips;

2.
Be Customer Driven: Be Customer Driven is about driving consideration of Sears as a retailer where Canadians want to shop. We will drive this consideration by having our message more directed at specific customer groups, leveraging partnerships to reach a new audience and by owning ‘need based’ occasions;

3.
Get Value Right: Get Value Right is about establishing our unique balance of price, quality and service, focusing on defining our value equation, delivering it consistently across all products and stores and ensuring that we are getting credit for it from our customers;

4.
Operate Effective Formats: Operate Effective Formats is about delivering our products and services within a compelling retail experience, aligned to our distinct formats, broadening our reach in markets, and operating as a ‘best in class’ retailer on efficiency and standards; and

5.
Organize the Right Talent and Create a Winning Attitude: Organize the Right Talent and Create a Winning Attitude is about establishing the right culture. To win, we need the right talent and the confidence to fight the competition. This pillar is about thinking differently, improving the way we do things, and changing our behaviour.

In the second quarter of Fiscal 2013, the Company undertook the following key initiatives to move the Transformation strategy forward.

Build the core

•
Announced an agreement with Reitmans (Canada) Limited for the introduction of the market leading plus-size Penningtons brand to Sears. The Company has identified the women’s plus-size segment as a key business segment and aims to create shops of approximately 4,000 square feet dedicated to the plus-size business segment, of which approximately half will represent the Penningtons brand in five pilot stores, to establish a meaningful and relevant destination for women coast to coast. In addition to the pilot stores, Penningtons will be available on sears.ca. In 2014, plans include the potential of making Penningtons available in additional Sears locations and in the Spring general catalogue. Sears will be the only Canadian store to offer Penningtons apparel outside of Penningtons’ own stores; and

•
Reached an agreement with Grand National Apparel Inc. to exclusively bring Matthew McConaughey’s new JKL brand clothing line to Canada. Inspired by McConaughey’s signature laid-back style, JKL sportswear features technically-advanced fabrics, performance details and a relaxed, casual aesthetic that is designed to help increase the Company’s relevance with men in the 25-45 age range. Sears will begin offering JKL apparel in stores and online at sears.ca for the 2013 Fall season.

Be customer driven

•
Introduced a relationship with international supermodel and actress Bar Refaeli, who will be the face of Sears private label Nevada® apparel beginning in Fall 2013. Refaeli’s introduction coincides with the launch of new Nevada brand denim designed by the Buffalo Group. Refaeli will appear on the cover of the Fall and Holiday LOOK! reports, as well as participate in a number of marketing and public relations activities;

•
Launched a series of new national television advertisements that focus on products in “hero” categories, where Sears has a compelling offering and a strong position in the market. Sears developed four humorous and positive television commercials for a campaign called “Essentials”. The campaign features 15- and 30-second spots and characterizes the strong emotional connection Canadians develop to the stylish and high-quality apparel and home products they can purchase from Sears; and

•
Conducted a “Sears gives a shirt” promotion for Father’s Day in Ottawa, where the first 100 men to trade their shirt received a free “Canada’s Best” dress shirt. The street level event attracted both men and women, and was covered by local media. For every shirt that was traded in by the public, a new shirt was donated to a local charity.

Get value right

•
Introduced additional products that meet Sears “Canada’s Best” seal of approval, a label that is assigned to an assortment of fashion and home products that meet the highest standards in quality, style, value and innovation. Looking forward, there are a number of additional Canada’s Best items that are planned to be introduced during the remainder of Fiscal 2013.

Operate effective formats

•
Introduced a new design concept for Sears Home stores at two Ontario locations in Whitby and Ancaster, building on the momentum created by ten Sears Full-Line stores refreshes completed in 2012 and in Q1 2013 and an additional 30 full-line store resets completed in 2013. The new stores contain Canada’s largest selection of customizable furniture and new brand offerings that help customers give their homes a unique and personal touch. Major appliances are offered via appliance specialist Corbeil, and are presented as a Corbeil ‘store-within-a store’ in each location. These Sears Home stores also feature a number of self-contained boutique rooms that bring the product to life and allow customers to see an entire collection or look displayed together, as it would be in their own homes. The refreshed store concept features improved presentation, wider aisles, streamlined offerings with new brands and a blend of items priced at both everyday value and sale prices. Store resets consist of updating our stores with an enhanced signing package, new fixturing and visual presentation standards;

•
Unveiled a new 25,000 square-foot Sears Hometown store in Orillia, Ontario, making it the largest independently owned and operated Sears location in Canada. The new concept Hometown store offers a shopping experience that incorporates updated visual presentation standards, less clutter and a wider selection of merchandise offerings at everyday low prices. In order to broaden its reach, the store carries a large selection of Sears Whole Home furniture, featuring thousands of custom options, and mattresses to complement the assortment of Home and Hardlines products. The store also has a renewed focus on promoting the catalogue and online merchandise pick-up desk with improved signage and marketing to attract additional customers and drive revenue;

•
Submitted an application to the City of Burnaby, British Columbia, regarding nine acres of the Company’s property on and adjacent to its store located at the Metropolis at Metrotown, the largest shopping mall in British Columbia and the second largest in Canada. The application seeks approval to develop a comprehensive mixed-use project including the construction of a new Sears Full-Line store to replace the existing store. The vision of the redevelopment is a major urban-infill project consisting of seven residential and office high-rises along with ground-level retail space for which Sears Canada would form a joint arrangement with a developer; and

•
The Company announced its intention to enter into a series of transactions related to its leases on two properties: Yorkdale Shopping Centre (Toronto) and Square One Shopping Centre (Mississauga). The landlords approached the Company with a proposal to enter into a series of lease amendments for a total consideration of $191.0 million, being the amount the landlords were willing to pay for the right to require the Company to vacate the two locations. The Company received proceeds of $191.0 million upon closing of the transaction which gave the landlords the right to require the Company to vacate the two locations by March 31, 2014. The Company also granted the owners of the Scarborough Town Centre (Toronto) property an option to enter into certain lease amendments in exchange for $1.0 million. The option may be exercised at any time up to and including June 20, 2018, and would require the Company to complete such lease amendments in exchange for $53.0 million. Such lease amendments would allow the owners to require the Company to close its store.

Organize the right talent and create a winning attitude

•
Launched the 2013 Associate Advisory Council (AAC), a collection of associates from across the country that serve as the voice of the Company’s 29,000 associates. The AAC members provide critical insight, perspective, advice and counsel to senior management to encourage and guide the Company’s future growth and success.

c. Corporate Social Responsibility
The following is a summary of the results of the Company and its associates’ corporate social responsibility efforts during Q2 2013:

•
Sponsored the 18th annual Sears Canadian High School Design Competition which aims to promote the study and awareness of various design disciplines in schools across Canada. The winning students and their entries were unveiled and celebrated at a reception at Toronto’s Design Exchange in June. The winning entries will also be presented ‘on the road’ in satellite physical and virtual exhibitions at select Sears stores across Canada;

•
Supported the Red Cross Alberta Floods Disaster Relief Effort by accepting donations at all retail stores across Canada and by phone at Sears toll-free order number, 1-800-26-SEARS during the June/July period. In addition, Sears sent five trucks to affected areas, donating blankets, pillows, clothing and footwear, among other items, to the Red Cross to assist with immediate flood relief needs. A special one-week discount was extended to customers shopping at any of our Full-Line stores in the area, giving them 40% off the currently ticketed price of most apparel and footwear, and 50% off for Sears card holders. The Company also added 15% to relief funds provided to customers by the government, to use towards purchases of Sears gift cards or merchandise; and

•
Supported the Red Cross Lac-Mégantic Derailment Disaster Effort to aid affected families, friends and businesses in the region. Sears accepted donations at all Sears Canada retail stores in the province of Québec. Sears also made a corporate donation to the Canadian Red Cross to aid with the recovery effort. In addition, men’s, women’s and children’s clothing was given to people living in Lac-Mégantic whose homes were destroyed or who were evacuated from their homes. Sears continues to work with both the Red Cross and Salvation Army in Québec to provide merchandise to local residents as they return to their homes or find new ones.

“Live Green” Initiatives
The Company conducts its operations with a commitment to achieving success on economic, social and environmental levels. The Company continues to build upon the following three-point plan on environmental sustainability:

•	Enable customers to “Live Green”, reduce their energy bills and create a healthy home;

•	Reduce the environmental impact of Sears Canada’s operations; and

•	Nurture a culture of sustainability among the Company’s associates, customers and the communities in which it operates.

Sears Canada continued to focus on these three priorities by implementing the following initiatives during Q2 2013:

•
Launched print retention capability at the Retail Support Centre (“RSC”) and four National Logistics Centre’s. Print retention helps reduce paper consumption through technology that holds print jobs at the printer until released by the user, limiting mid-stream cancellations and discarded printing. Print retention is expected to save the Company approximately $0.1 million annually; and

•
Grew the RSC Live Green Captain Network from twenty-four volunteer ambassadors to forty-five. This internal community network is vital in our efforts to promote sustainability initiatives through engaging associates at the RSC, and was an integral part of developing and delivering the print retention program.

d. Quarterly Performance
There is seasonal variability in the Company’s financial performance and in the products and services we offer. Accordingly, merchandise and service revenue, as well as performance payments received from JPMorgan Chase, referred to as commission revenue, will vary by quarter based upon consumer spending behavior. Historically, the Company’s revenue and earnings are higher in the fourth quarter than in any of the other three quarters due to the holiday season. The Company is able to adjust certain variable costs in response to seasonal revenue patterns; however, costs such as occupancy are fixed, causing the Company to report a disproportionate level of earnings in the fourth quarter. This business seasonality results in quarterly performance that is not necessarily indicative of annual performance.

In addition, the Company offers seasonal goods and services. The Company sets inventory levels and promotional activity to be in accordance with its strategic initiatives and expected consumer demands. Businesses that generate revenue from the sale of seasonal merchandise and services are subject to the risk of changes in consumer spending behavior as a result of unseasonable weather patterns.

Other factors that affect the Company’s sales and results of operations include actions by its competitors, timing of its promotional events, and changes in population and other demographics. Accordingly, the Company’s results for any one fiscal quarter are not necessarily indicative of the results to be expected for any other quarter, or the full year, and comparable store sales for any particular period may increase or decrease.

The table below outlines select financial data for the eight most recently completed quarters. The quarterly results are unaudited and have been prepared under IFRS.

	Second Quarter		First Quarter		Fourth Quarter		Third Quarter
(in CAD millions, except per share amounts)	2013	2012[1]	2013	2012[1]	2012[1]	2011[1]	2012[1]	2011[1]
Total revenue	$960.1	$1,061.9	$867.1	$928.0	$1,307.2	$1,377.1	$1,049.4	$1,124.4
Net earnings (loss)	$152.8	$(9.8)	$(31.2)	$93.1	$39.9	$41.0	$(21.9)	$(44.1)
Basic net earnings (loss) per share	$1.50	$(0.10)	$(0.31)	$0.91	$0.39	$0.39	$(0.22)	$(0.42)
Diluted net earnings (loss) per share	$1.50	$(0.10)	$(0.31)	$0.91	$0.39	$0.39	$(0.22)	$(0.42)

1Adjusted to reflect the changes resulting from the retrospective application of the change in accounting policy related to the adoption of accounting standard “IFRS 11, Joint Arrangements”.

e. Use of Non-IFRS Measures, Measures of Operating Performance and Reconciliation of Net Earnings (Loss) to Adjusted EBITDA
The Company’s consolidated financial statements are prepared in accordance with IFRS. Management uses IFRS, non-IFRS and operating performance measures as key performance indicators to better assess the Company’s underlying performance and provides this additional information in this MD&A.

Same store sales is a measure of operating performance used by management, the retail industry and investors to compare retail operations, excluding the impact of store openings and closures. Same store sales represents merchandise sales generated through operations in the Company’s Full-Line, Sears Home, Hometown Dealer and Corbeil stores that were continuously open during both of the periods being compared. More specifically, the same store sales metric compares the same fiscal weeks for each period and represents the 13 and 26-week periods ended August 3, 2013 and July 28, 2012. The calculation of same store sales is a performance metric and may be impacted by store space expansion and contraction.

A reconciliation of the Company’s total revenue to same store sales is outlined in the following table:

	Second Quarter		Year-to-Date
(in CAD millions)	2013	2012	2013	2012
Total merchandising revenue	$949.0	$1,050.1	$1,805.4	$1,965.2
Non-comparable store sales	226.0	278.5	443.0	513.3
Same store sales	723.0	771.6	1,362.4	1,451.9
Percentage change in same store sales	(2.5)%	(7.1)%	(2.5)%	(6.7)%
Percentage change in same store sales by category
Apparel and Accessories	4.1%	(9.8)%	4.3%	(9.7)%
Home and Hardlines	(13.9)%	(9.3)%	(11.8)%	(9.0)%
Major Appliances	0.5%	(0.7)%	(2.1)%	(0.3)%

Adjusted EBITDA is a non-IFRS measure and excludes finance costs, interest income, income tax expense or recovery, depreciation and amortization and income or expenses of a non-recurring, unusual or one-time nature. Adjusted EBITDA is a measure used by management, the retail industry and investors as an indicator of the Company’s operating performance, ability to incur and service debt, and as a valuation metric. The Company uses Adjusted EBITDA to evaluate the operating performance of its business as well as an executive compensation metric. While Adjusted EBITDA is a non-IFRS measure, management believes that it is an important indicator of operating performance because it excludes the effect of financing and investing activities by eliminating the effects of interest and depreciation and removes the impact of certain non-recurring items that are not indicative of our ongoing operating performance. Therefore, management believes Adjusted EBITDA gives investors greater transparency in assessing the Company’s results of operations.

These measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other reporting issuers. Adjusted EBITDA should not be considered in isolation or as an alternative to measures prepared in accordance with IFRS.

A reconciliation of the Company’s net earnings (loss) to Adjusted EBITDA is outlined in the following table:

	Second Quarter		Year-to-Date
(in CAD millions, except per share amounts)	2013	2012[6]	2013	2012[6]
Net earnings (loss)	$152.8	$(9.8)	$121.6	$83.2
Transformation expense[1]	—	—	1.5	—
Gain on lease terminations and lease amendments[2]	(185.7)	—	(185.7)	(164.3)
Accelerated tenant inducement amortization[3]	(4.5)	(2.0)	(4.5)	(2.0)
Lease exit costs[4]	—	1.4	—	1.4
Depreciation and amortization expense	30.0	32.0	60.2	64.3
Finance costs	2.8	4.6	5.1	9.1
Interest income	(0.4)	(2.3)	(0.8)	(2.9)
Income tax expense	25.2	0.9	13.0	13.3
Adjusted EBITDA[5]	20.2	24.8	10.4	2.1
Basic net earnings (loss) per share	$1.50	$(0.10)	$1.19	$0.81

1Transformation expense during 2013 relates to severance costs incurred during the year.
2Gain on lease terminations and lease amendments represents the pre-tax gain on the early vacating of properties described in Note 12 of the Company’s unaudited condensed consolidated financial statements for the 13 and 26-week period ended August 3, 2013.
3Accelerated tenant inducement amortization represents the accelerated amortization of lease inducements relating to the properties referred to in footnote 2 above.
4Lease exit costs represent costs incurred to exit properties referred to in footnote 2 above.
5Adjusted EBITDA is a measure used by management, the retail industry and investors as an indicator of the Company’s performance, ability to incur and service debt, and as a valuation metric. Adjusted EBITDA is a non-IFRS measure.
6Adjusted to reflect the changes resulting from the retrospective application of the change in accounting policy related to the adoption of accounting standard “IFRS 11, Joint Arrangements”.

f. Consolidated Financial Results

	Second Quarter			Year-to-Date
(in CAD millions)	2013	% Chg 2013 vs 2012	2012[1]	2013	% Chg 2013 vs 2012	2012[1]
Revenue	$960.1	(9.6)%	$1,061.9	$1,827.2	(8.2)%	$1,989.9
Cost of goods and services sold	601.3	(9.3)%	662.6	1,139.0	(8.4)%	1,243.0
Selling, administrative and other expenses	364.1	(10.3)%	405.9	735.0	(9.1)%	808.5
Operating loss	(5.3)	19.7%	(6.6)	(46.8)	24.0%	(61.6)
Gain on lease terminations and lease amendments	185.7	100.0%	—	185.7	13.0%	164.3
Finance costs	2.8	(39.1)%	4.6	5.1	(44.0)%	9.1
Interest income	0.4	(82.6)%	2.3	0.8	(72.4)%	2.9
Earnings (loss) before income taxes	178.0	2,100.0%	(8.9)	134.6	39.5%	96.5
Income tax expense	(25.2)	(2,700.0)%	(0.9)	(13.0)	2.3%	(13.3)
Net earnings (loss)	$152.8	1,659.2%	(9.8)	$121.6	46.2%	$83.2

1Adjusted to reflect the changes resulting from the retrospective application of the change in accounting policy related to the adoption of accounting standard “IFRS 11, Joint Arrangements”.

Total revenue decreased by 9.6% to $960.1 million in Q2 2013 and decreased by 8.2% to $1,827.2 million in the first half of Fiscal 2013, as compared to the same periods in Fiscal 2012. Same store sales declined 2.5% for Q2 2013 and 2.5% for the first half of Fiscal 2013. The revenue for Q2 2013 and the first half of Fiscal 2013 relating to Home and Hardlines decreased by $36.8 million and $57.3 million, respectively, primarily due to sales volume declines in home furnishings, electronics and Craftsman®. The revenue for Q2 2013 relating to Major Appliances increased $1.4 million, primarily due to sales volume increases in ranges, microwaves, laundry and refrigerators while the revenue for the first half of Fiscal 2013 relating to major appliances decreased $10.1 million, primarily due to sales volume declines in ranges, microwave and refrigerators. The Q2 2013 revenue relating to Apparel and Accessories decreased $6.5 million, primarily due to sales volume declines in cosmetics, partially offset by increases in footwear, Jessica® and Tradition®. The revenue for the first half of Fiscal 2013 relating to Apparel and Accessories decreased $11.8 million, primarily due to sales volume declines in cosmetics, women’s intimates, men’s wear and modern contemporary, partially offset by increases in children’s wear, Jessica® and Tradition®. Revenue for Q2 2013 and the first half of Fiscal 2013 decreased by $23.8 million and $42.4 million, respectively, as a result of the closure of 4 Full-Line stores during the second half of Fiscal 2012. Other merchandise revenue for Q2 2013 and the first half of Fiscal 2013 decreased by $58.5 million and $68.4 million, respectively, compared to the same periods in 2012, primarily due to the Company finalizing the licensing agreement with SHS on March 3, 2013, as discussed in Note 34 “Event after the reporting period” of the 2012 Annual Consolidated Financial Statements. The licensing agreement was expected to result in a reduction to revenue and expenses, however, the impact to net earnings was not expected to be significant.

In Q2 2013, total revenue recognized from points redemption under the Loyalty Program was $8.4 million (Q2 2012: $13.1 million) and total revenue deferred related to points issuances was $9.0 million (Q2 2012: $11.2 million). Total revenue recognized in Q2 2013 for unredeemed points (by exclusion from deferral in the loyalty point redemption rate) was $1.6 million (Q2 2012: $2.9 million). In the first half of Fiscal 2013, total revenue recognized from points redemption under the Loyalty Program was $16.4 million (in the first half of Fiscal 2012: $16.1 million) and total revenue deferred related to points issuances was $16.4 million (in the first half of Fiscal 2012: $11.1 million). Total revenue recognized for unredeemed points in the first half of Fiscal 2013 (by exclusion from deferral in the loyalty point redemption rate) was $2.8 million (in the first half of Fiscal 2012: $1.4 million).

Cost of goods and services sold was 9.3% lower in Q2 2013 and 8.4% lower for first half of Fiscal 2013, as compared to the same periods in Fiscal 2012. More than half of the decrease in Q2 2013 was attributable to the licensing agreement with SHS and the remainder of the decrease was primarily attributable to lower sales volumes, which included the impact of the closure of 4 Full-Line stores during the second half of Fiscal 2012. The decrease in the first half of Fiscal 2013 was primarily attributable to lower sales volumes and to the licensing agreement with SHS.

The Company’s gross margin rate was 37.4% in Q2 2013 compared to 37.6% in Q2 2012. The gross margin rate for the first half of Fiscal 2013 was 37.7% compared to 37.5% for the same period in Fiscal 2012. The decrease in Q2 2013 was primarily due to reduced margins in Craftsman® and cosmetics, partially offset by increased margins in electronics and jewellery, accessories & luggage. The improvement for the first half of Fiscal 2013 was primarily due to increased margins in footwear and jewellery, accessories & luggage, partially offset by reduced margins in fitness & recreation and Craftsman®.

Selling, administrative and other expenses, including depreciation and amortization expense decreased by $41.8 million or 10.3% to $364.1 million in Q2 2013 and decreased by $73.5 million or 9.1% to $735.0 million for the first half of Fiscal 2013, compared to the same periods in Fiscal 2012. The decrease in expense was primarily driven by reduced spending in advertising and payroll. Advertising expense decreased primarily due to reductions in radio advertising and flyer circulation. Payroll expense decreased primarily due to the reduction in associates compared to Q2 2012, as a result of previous transformation actions during the fourth quarter of 2012. Included in selling, administrative and other expenses last year was $2.1 million related to an impairment loss reversal from the Deerfoot lease termination, as described in Note 12 “Gain on lease terminations and lease amendments” of the Q2 2013 financial statements.

Depreciation and amortization expense in Q2 2013 and the first half of Fiscal 2013 decreased by $2.0 million and $4.1 million, respectively, as compared to the same periods in Fiscal 2012, primarily due to the de-recognition of assets relating to the four leases which were terminated during 2012, the sale of the Medicine Hat real estate joint arrangement during the fourth quarter of 2012 and certain property, plant and equipment being fully depreciated prior to Q2 2013.

On June 14, 2013, the Company announced its intention to enter into a series of transactions related to its leases on two properties: Yorkdale Shopping Centre (Toronto) and Square One Shopping Centre (Mississauga). The landlords approached the Company with a proposal to enter into a series of lease amendments for a total consideration of $191.0 million, being the amount the landlords were willing to pay for the right to require the Company to vacate the two locations. On June 24, 2013, the Company received proceeds of $191.0 million upon closing of the transaction which gave the landlords the right to require the Company to vacate the two locations by March 31, 2014. The landlords exercised such right on July 25, 2013. The transaction resulted in a pre-tax gain of $185.7 million, net of transaction costs of $5.3 million including the de-recognition of leasehold improvements of $5.1 million.

The Company also granted the owners of the Scarborough Town Centre (Toronto) property an option to enter into certain lease amendments in exchange for $1.0 million, which was paid on June 24, 2013. The option may be exercised at any time up to and including June 20, 2018, and would require the Company to complete such lease amendments in exchange for $53.0 million. Such lease amendments would allow the owners to require the Company to close its store.

Finance costs in Q2 2013 decreased to $2.8 million compared to $4.6 million in Q2 2012, and decreased to $5.1 million in the first half of Fiscal 2013 compared to $9.1 million in the first half of Fiscal 2012. Q2 2012 and the first half of 2012 included interest expense on uncertain tax positions of $2.1 million and $3.7 million, respectively. The first half of Fiscal 2013 had lower long-term debt levels compared to the same period in Fiscal 2012, resulting in reduced financed costs compared to last year.

Interest income in Q2 2013 decreased to $0.4 million compared to $2.3 million in Q2 2012, and decreased to $0.8 million in the first half of Fiscal 2013 compared to $2.9 million in the first half of Fiscal 2012. Q2 2012 and the first half of Fiscal 2012 included interest income of $1.6 million earned on deposits made to tax authorities.

Income tax expense increased to $25.2 million in Q2 2013 compared to an income tax expense of $0.9 million in Q2 2012, primarily due to lower earnings in Q2 2012. The income tax expense for Q2 2013 was impacted by the gain on lease terminations and lease amendments described in Note 12 of the Q2 2013 financial statements. In the first half of Fiscal 2013 income tax expense was comparable to the first half of Fiscal 2012.

Adjusted EBITDA for Q2 2013 was $20.2 million compared to $24.8 million in Q2 2012, a decrease of $4.6 million. Adjusted EBITDA for the first half of Fiscal 2013 was $10.4 million compared to $2.1 million for the same period last year. Included in Adjusted EBITDA for Q2 2012 was $1.5 million related to the 4 Full-Line stores that were vacated during the second half of Fiscal 2012, including the impact of the $2.1 million impairment reversal associated with the Deerfoot store. Included in Adjusted EBITDA for the first half of Fiscal 2012 was $1.8 million related to the 4 Full-Line stores that were vacated during the second half of Fiscal 2012, including the impact of the $2.1 million impairment reversal associated with the Deerfoot store.

2. Segment Performance
As at the dates noted below, the Company’s locations were distributed across the country as follows:

						As at August 3, 2013	As at February 2, 2013	As at July 28, 2012
	Atlantic	Québec	Ontario	Prairies	Pacific	Total	Total	Total
Full-Line Department stores	12	27	45	20	14	118	118	122
Sears Home stores	2	12	19	10	5	48	48	48
Outlet stores	1	1	6	1	2	11	11	11
Specialty type: Appliances and Mattresses stores	—	—	3	1	—	4	4	4
Corporate stores	15	40	73	32	21	181	181	185
Hometown Dealer stores	49	28	53	69	47	246	261	276
Sears Home Services Showrooms	1	3	2	1	2	9	9	12
Corbeil Franchise stores	—	14	2	—	—	16	17	18
Corbeil Corporate stores	—	12	6	—	—	18	16	12
Corbeil	—	26	8	—	—	34	33	30
Sears Floor Covering Centres	—	—	—	—	—	—	—	8
Travel offices	7	21	42	17	14	101	101	104
Catalogue merchandise pick-up locations	214	338	415	369	143	1,479	1,512	1,579

Results of Merchandising Operations

	Second Quarter			Year-to-Date
(in CAD millions)	2013	% Chg 2013 vs 2012	2012	2013	% Chg 2013 vs 2012	2012
Total Revenue	$949.0	(9.6)%	$1,050.1	$1,805.4	(8.1)%	$1,965.2
Cost of goods and services sold, operating, administrative and selling expenses	935.3	(9.4)%	1,031.8	1,807.2	(8.6)%	1,977.0
Adjusted EBITDA	13.7	(25.1)%	18.3	(1.8)	84.7%	(11.8)

Comparative Analysis - Revenue for the Company’s merchandise operations decreased by 9.6% in Q2 2013 and 8.1% in the first half of Fiscal 2013, as compared to the same periods in Fiscal 2012. Adjusted EBITDA decreased by 25.1% in Q2 2013 and increased by 84.7% in the first half of Fiscal 2013, as compared to the same periods in Fiscal 2012. Refer to Section 1f “Consolidated Financial Results” for additional information.

Results from Real Estate Joint Arrangements

	Second Quarter			Year-to-Date
(in CAD millions)	2013	% Chg 2013 vs 2012	2012[1]	2013	% Chg 2013 vs 2012	2012[1]
Total Revenue	$11.1	(5.9)%	$11.8	$21.8	(11.7)%	$24.7
Cost of goods and services sold, operating, administrative and selling expenses	4.6	(13.2)%	5.3	9.6	(11.1)%	10.8
Adjusted EBITDA	6.5	—%	6.5	12.2	(12.2)%	13.9

1Adjusted to reflect the changes resulting from the retrospective application of the change in accounting policy related to the adoption of accounting standard “IFRS 11, Joint Arrangements”.

Comparative Analysis - Revenue for the Company’s real estate joint arrangements for Q2 2013 and the first half of Fiscal 2013 decreased by 5.9% and 11.7%, respectively, as compared to the same periods in 2012. Adjusted EBITDA for Q2 2013 was consistent with Q2 2012, as the impact of the sale of the Medicine Hat real estate joint arrangement during the fourth quarter of 2012 was offset by a gain on disposal of vacant land in one of our Westcliff Group joint arrangements during Q2 2013. Adjusted EBITDA for the first half of Fiscal 2013 decreased by 12.2% as compared to the same period in 2012. The results for the first half of Fiscal 2013 were impacted by the sale of the Medicine Hat real estate joint arrangement during the fourth quarter of 2012. Refer to Section 1f “Consolidated Financial Results” for additional information.

3. Consolidated Financial Position, Liquidity and Capital Resources
Current assets as at August 3, 2013 were $1,357.1 million, which was $155.4 million higher than at February 2, 2013. The increase was primarily due to the improvement of $80.6 million in cash and cash equivalents and a $63.9 million increase in inventories compared to February 2, 2013.

Current liabilities as at August 3, 2013 were $798.3 million, which was $7.3 million higher than at February 2, 2013, primarily due to higher accounts payable and accrued liabilities of $22.0 million, due to the timing of inventory and expense receipts, an increase in other taxes payable of $16.2 million, partially offset by a reduction in deferred revenue of $15.5 million and a reduction in provisions of $15.5 million.

Inventories were $915.3 million as at August 3, 2013 compared to $851.4 million at February 2, 2013. The $63.9 million increase in the inventory balance was primarily due to the seasonal build-up of fall inventory.

Total cash and cash equivalents was $319.1 million as at August 3, 2013 compared to $238.5 million as at February 2, 2013. The increase of $80.6 million was primarily due to cash proceeds of $190.5 million received during Q2 2013 from the lease terminations and lease amendments, partially offset by $87.8 million cash used for operating activities and the purchase of $18.1 million in property, plant and equipment and intangible assets during the first half of Fiscal 2013.

Total assets and liabilities as at the end of Q2 2013, Fiscal 2012, and Q2 2012 were as follows:

(in CAD millions, at period end)	As at August 3, 2013	As at February 2, 2013[1]	As at July 28, 2012[1]
Total assets	$2,616.7	$2,504.7	$2,667.5
Total liabilities	1,417.6	1,428.3	1,500.7

1Adjusted to reflect the changes resulting from the retrospective application of the change in accounting policy related to the adoption of accounting standard “IFRS 11, Joint Arrangements”.

Total assets as at August 3, 2013 increased by $112.0 million to $2,616.7 million compared to $2,504.7 million at the end of Fiscal 2012, primarily due to higher cash and cash equivalents and inventory, partially offset by a decrease in property, plant and equipment.

Total liabilities as at August 3, 2013 decreased by $10.7 million to $1,417.6 million compared to $1,428.3 million at the end of Fiscal 2012, primarily due to lower deferred revenue, provisions and other long-term liabilities, partially offset by higher accounts payable and accrued liabilities and other taxes payable.

Cash flow generated from (used for) operating activities
Cash flow generated from operating activities increased by $35.1 million for the 13-week period ended August 3, 2013 to $31.8 million compared to cash flow used for operating activities of $3.3 million during the 13-week period ended July 28, 2012. The Company’s primary source of operating cash flow is the sale of goods and services to customers and the primary use of cash in operating activities is the purchase of merchandise inventories. The increase in cash generated from operating activities was primarily attributable to favourable changes in accounts payable and accrued liabilities, and other taxes payable and recoverable, partially offset by a higher use of cash in the purchase of merchandise inventories.

Accounts payable and accrued liabilities increased by $22.0 million from February 2, 2013 to $505.7 million as at August 3, 2013, primarily due to the timing of payments to vendors and inventory receipts.

Other taxes payable and recoverable increased by $16.2 million from February 2, 2013 to $50.2 million as at August 3, 2013, primarily due to an increase in sales taxes recovered during the first half of Fiscal 2013.

Provisions decreased by $15.5 million from February 2, 2013 to $50.8 million as at August 3, 2013, primarily due to severance costs paid during the first half of Fiscal 2013 and lower sales resulting in lower returns and allowances.

Cash flow generated from (used for) investing activities
Cash flow generated from investing activities was $180.2 million for the 13-week period ended August 3, 2013 compared to cash flow used for investing activities of $15.3 million for the 13-week period ended July 28, 2012. The $195.5 million increased generation of cash flow during Q2 2013 compared to Q2 2012, was primarily due to proceeds received from lease terminations and lease amendments of $190.5 million during Q2 2013, as well as a reduction in capital expenditures made in Q2 2013 compared to Q2 2012.

Cash flow used for financing activities
Cash flow used for financing activities decreased by $6.7 million to $3.0 million for the 13-week period ended August 3, 2013 compared to $9.7 million for the 13-week period ended July 28, 2012. The decrease in cash flow used was primarily due to the Company not repurchasing any common shares during Q2 2013.

Contractual Obligations
Contractual obligations, including payments due over the next five fiscal years and thereafter, are shown in the following table:

(in CAD millions)	Carrying Amount	Contractual Cash Flow Maturities
		Total	Within 1 year	1 year to 3 years	3 years to 5 years	Beyond 5 years
Accounts payable and accrued liabilities	$505.7	$505.7	$505.7	$—	$—	$—
Finance lease obligations including payments due within one year [1]	33.8	45.0	7.4	10.7	9.9	17.0
Real estate joint arrangement obligations including payments due within one year [2]	21.4	25.5	5.5	10.9	4.6	4.5
Operating lease obligations [3]	n/a	503.5	99.0	162.9	110.5	131.1
Royalties [3]	n/a	1.4	0.9	0.5	—	—
Purchase agreements [3,5]	n/a	19.9	7.9	12.0	—	—
Retirement benefit plans obligations [4]	414.5	100.2	29.3	58.7	12.2	—
	$975.4	$1,201.2	$655.7	$255.7	$137.2	$152.6

1
Cash flow maturities related to finance lease obligations, including payments due within one year, include annual interest on finance lease obligations at a weighted average rate of 7.6%. The Company had no borrowings on the Credit Facility at August 3, 2013.

2	Cash flow maturities related to real estate joint arrangement obligations, including payments due within one year, include annual interest on mortgage obligations at a weighted average rate of 7.9%.
3	Purchase agreements, operating lease obligations, and royalties are not reported in the unaudited Condensed Consolidated Statements of Financial Position.
4
Payments beyond 2013 are subject to a funding valuation to be completed as at December 31, 2013. Until then, the Company is obligated to fund in accordance with the most recent valuation completed as at December 31, 2010.

5	Certain vendors require minimum purchase commitment levels over the term of the contract.

Retirement Benefit Plans
At the end of Q2 2013 the Company’s retirement benefit plan obligations decreased by $1.2 million to $414.5 million compared to the end of Fiscal 2012.

In the fourth quarter of 2012, the Company made a voluntary offer to settle health and dental benefits of eligible members covered under the non-pension post retirement plan. Based on the accepted offers, the Company paid $18.1 million and recorded a pre-tax settlement gain of $21.1 million ($21.9 million net of $0.8 million of expenses). Refer to Note 20 “Retirement benefit plans” in the 2012 Annual Consolidated Financial Statements for more details.

The Company measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at January 31. The most recent actuarial valuation of the pension plan for funding purposes is dated December 31, 2010. The next actuarial valuation assessment is required as of December 31, 2013. An actuarial valuation of the health and welfare trust is performed at least every 3 years, with the last valuation completed as of September 1, 2011.

During Fiscal 2011, the Company changed the target asset allocation to 55-75% fixed income and 25-45% equity for the registered and non-registered pension plans. For the assets in the health and welfare trust, included in Other Benefit Plans, the Company changed the asset allocation to 100% fixed income. As at the end of Fiscal 2012 and 2011, the assets were in line with the target allocation range, with the transitioning of assets from alternative investments near completion. The asset allocation may be changed from time to time in terms of weighting between fixed income, equity and other asset classes as well as within the asset classes themselves.

The plan’s target allocation is determined by taking into consideration the amounts and timing of projected liabilities, the Company’s funding policies and expected returns on various asset classes. To develop the expected long-term rate of return on assets assumption, the Company considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio.

Capital Resources
The Company’s capital expenditures, working capital needs, debt repayment and other financing needs are funded primarily through cash generated from operations. In selecting appropriate funding choices, the Company’s objective is to manage its capital structure in such a way as to diversify its funding sources, while minimizing its funding costs and risks. Sears expects to be able to satisfy all of its financing requirements through cash on hand, cash generated by operations and available credit facilities. The Company’s cost of funding is affected by a variety of general economic conditions, including the overall interest rate environment, as well as the Company’s financial performance, credit ratings and fluctuations of its credit spread over applicable reference rates.

The Company’s debt consists of a secured credit facility, finance lease obligations and the Company’s share of its real estate joint arrangements obligations. In September 2010, the Company entered into an $800.0 million senior secured revolving credit facility (the “Credit Facility”) with a syndicate of lenders with a maturity date of September 10, 2015. The Credit Facility is secured with a first lien on inventory and credit card receivables. Availability under the Credit Facility is determined pursuant to a borrowing base formula. Availability under the Credit Facility was $550.9 million as at August 3, 2013 (February 2, 2013: $501.5 million, July 28, 2012: $544.7 million). The current availability may be reduced by reserves currently estimated by the Company to be approximately $262.0 million, which may be applied by the lenders at their discretion pursuant to the Credit Facility agreement. As a result of judicial developments relating to the priorities of pension liability relative to certain secured obligations, the Company has executed an amendment to its Credit Facility agreement which would provide additional security to the lenders by pledging certain real estate assets as collateral, thereby partially reducing the potential reserve amount the lenders could apply by up to $150.0 million. The additional reserve amount may increase or decrease in the future based on changes in estimated net pension deficits in the event of a wind-up.

The proceeds of $191.0 million received by the Company during Q2 2013 for the lease terminations and lease amendments, will be used for general corporate purposes. The Company regularly monitors its sources and uses of cash and its level of cash on hand, and considers the most effective use of cash on hand including, repayment of obligations, potential acquisitions, stock purchases and dividends.

The Company believes its working capital provides sufficient liquidity to support business operations for the next 12 months. The Company does not currently have any significant capital commitments, and expects its capital expenditures for the next 12 months will not differ significantly from the previous 12 months.

As at August 3, 2013, the Company had no borrowings on the Credit Facility and had unamortized transaction costs incurred to establish the Credit Facility of $5.4 million included in “Other long-term assets” in the unaudited Condensed Consolidated Statements of Financial Position (February 2, 2013: no borrowings and unamortized transaction costs of $6.2 million included in “Other long-term assets”, July 28, 2012: no borrowings and unamortized transaction costs of $7.2 million included in “Other long-term assets”). In addition, the Company had $24.2 million (February 2, 2013: $19.7 million, July 28, 2012: $14.3 million) of standby letters of credit outstanding against the Credit Facility. These letters of credit cover various payments including third party payments, utility commitments and defined benefit plan deficit funding. Interest on drawings under the Credit Facility is determined based on bankers’ acceptance rates for one to three month terms or the prime rate plus a spread. Interest amounts on the Credit Facility are due monthly and are added to principal amounts outstanding.

As at August 3, 2013, the Company had outstanding merchandise letters of credit of U.S. $9.1 million (February 2, 2013: U.S. $7.9 million, July 28, 2012: U.S. $6.7 million) used to support the Company’s offshore merchandise purchasing program with restricted cash and cash equivalents pledged as collateral.

4. Financial Instruments
The Company is exposed to credit, liquidity and market risk as a result of holding financial instruments. Market risk consists of foreign exchange and interest rate risk. See Note 14 “Financial instruments” in the Q2 2013 financial statements for additional information.

Credit risk
Credit risk refers to the possibility that the Company can suffer financial losses due to the failure of the Company’s counterparties to meet their payment obligations. Exposure to credit risk exists for derivative instruments, cash and cash equivalents, accounts receivable and other long-term assets.

Cash and cash equivalents, accounts receivable, derivative instruments and investments included in other long-term assets totaling $399.3 million as at August 3, 2013 (February 2, 2013: $317.7 million, July 28, 2012: $428.7 million) expose the Company to credit risk should the borrower default on maturity of the investment. The Company manages this exposure through policies that require borrowers to have a minimum credit rating of A, and limiting investments with individual borrowers at maximum levels based on credit rating.

The Company is exposed to minimal credit risk from customers as a result of ongoing credit evaluations and review of accounts receivable collectability. As at August 3, 2013, two customers represented 29.0% of the Company’s accounts receivable (February 2, 2013: no customer represented greater than 10.0% of the Company’s accounts receivable, July 28, 2012: one customer represented 19.0% of the Company’s accounts receivable).

Liquidity risk
Liquidity risk is the risk that the Company may not have cash available to satisfy financial liabilities as they come due. The Company actively maintains access to adequate funding sources to seek to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost.

Market risk
Market risk exists as a result of the potential for losses caused by changes in market factors such as foreign currency exchange rates, interest rates and commodity prices.

From time to time, the Company enters into foreign exchange contracts to reduce the foreign exchange risk with respect to U.S. dollar denominated assets and liabilities and purchases of goods or services. As at August 3, 2013 there were forward contracts outstanding with a notional value of US $165 million (February 2, 2013: nil, July 28, 2012: nil) and a fair value of $1.5 million included in “Derivative Financial Assets” (February 2, 2013: nil, July 28, 2012: nil) in the unaudited Condensed Consolidated Statements of Financial Position. These derivative contracts have settlement dates extending to July 2014. The intrinsic value portion of these derivatives has been designated as a cash flow hedge for hedge accounting treatment under IAS 39, Financial Instruments: Recognition and Measurement. These contracts are intended to reduce the foreign exchange risk with respect to anticipated purchases of U.S. dollar denominated goods and services, including goods purchased for resale (“hedged item”). As at August 3, 2013, the designated portion of these hedges was considered effective.

During the 13 and 26-week periods ended August 3, 2013, the Company recorded a loss of $2.3 million and a loss of $3.1 million (2012: loss of $2.8 million and loss of $1.0 million), respectively, in “Selling, administrative and other expenses”, relating to the translation or settlement of U.S. dollar denominated monetary items consisting of cash and cash equivalents, accounts receivable and accounts payable.

The Q2 2013 period end exchange rate was 0.9625 U.S. dollars to one Canadian dollar. A 10% appreciation or depreciation of the U.S. and or the Canadian dollar exchange rate was determined to have an after-tax impact on net earnings (loss) of $4.7 million for U.S. dollar denominated balances included in cash and cash equivalents, accounts receivable and accounts payable.

Interest rate risk
From time to time, the Company enters into interest rate swap contracts with approved financial institutions to manage exposure to interest rate risks. As at August 3, 2013, the Company had no interest rate swap contracts in place.

Interest rate risk reflects the sensitivity of the Company’s financial condition to movements in interest rates. Financial assets and liabilities which do not bear interest or bear interest at fixed rates are classified as non-interest rate sensitive.

Cash and cash equivalents and borrowings under the Credit Facility are subject to interest rate risk. The total subject to interest rate risk as at August 3, 2013 was a net asset of $320.4 million (February 2, 2013: net asset of $239.8 million, July 28, 2012: net asset of $337.9 million). An increase or decrease in interest rates of 0.25% would cause an immaterial after-tax impact on net earnings (loss).

5. Funding Costs
The funding costs for the Company in the second quarter and first half of each of Fiscal 2013 and Fiscal 2012 are outlined in the table below:

	Second Quarter		Year-to-Date
(in CAD millions)	2013	2012[3]	2013	2012[3]
Interest costs
Total long-term obligations at end of period[1]	$55.2	$56.1	$55.2	$56.1
Average long-term obligations for period	56.1	57.2	57.2	89.5
Long-term funding costs[2]	1.0	0.9	2.0	2.3
Average rate of long-term funding	7.1%	6.3%	7.0%	5.2%

[1]Includes current portion of long-term obligations.
[2]Excludes standby fee on the unused portion of the Credit Facility, amortization of debt issuance costs, interest accrued related to uncertain tax positions and sales tax assessments.
[3]Adjusted to reflect the changes resulting from the retrospective application of the change in accounting policy related to the adoption of accounting standard “IFRS 11, Joint Arrangements”.

See Section 3 “Consolidated Financial Position, Liquidity and Capital Resources” for a description of the Company’s funding sources.

6. Related Party Transactions
As at September 3, 2013, ESL Investments, Inc., and investment affiliates including Edward S. Lampert, collectively “ESL”, is the beneficial holder of 28,158,368 or 27.6%, of the common shares of the Company. Sears Holdings is the beneficial holder of 51,962,391 common shares, representing approximately 51.0% of the Company’s total outstanding common shares.

In the ordinary course of business, the Company and Sears Holdings periodically share selected services, associates, and tangible and intangible assets. Transactions between the Company and Sears Holdings are recorded either at fair market value or the exchange amount, which was established and agreed to by the related parties. See Section 5 “Related Party Transactions” of the 2012 Annual Report and Note 30 “Related party transactions” in the 2012 Annual Consolidated Financial Statements for further information about these transactions.

7. Shareholders’ Equity
As at September 3, 2013, the total number of common shares issued and outstanding of the Company were 101,877,662 (February 2, 2013: 101,877,662, July 28, 2012: 101,877,662) and there were 5,080 tandem award options outstanding under the Employees Stock Plan. See Section 7 “Profit Sharing and Stock-Based Compensation” of the Company’s 2012 Annual Report for a description of the Company’s equity-based compensation plans.

Capital Stock
On May 22, 2013, the Toronto Stock Exchange (“TSX”) accepted the Company’s Notice of Intention to make a Normal Course Issuer Bid (“2013 NCIB”). The 2013 NCIB permits the Company to purchase for cancellation up to 5% of its issued and outstanding common shares, representing 5,093,883 of the issued and outstanding common shares as at May 10, 2013. Under the 2013 NCIB, purchases were allowed to commence on May 24, 2013 and must terminate by May 23, 2014 or on such earlier date as the Company may complete its purchases pursuant to the 2013 NCIB. The total purchase of common shares by the Company pursuant to the 2013 NCIB will not exceed, in the aggregate, 5% of all outstanding common shares, and is subject to the limits under the TSX rules, including a daily limit of 25% of the average daily trading volume (which, based on the prior six months trading volumes, cannot exceed 19,689 common shares a day), and a limit of one block purchase per week. As of September 3, 2013, the Company has not made any purchases of common shares under the 2013 NCIB. Shareholders may obtain, without charge, a copy of the Notice of 2013 NCIB that the Company filed with the TSX by contacting the Company at 416-941-4428 or home@sears.ca.

During the fourth quarter of the 53-week period ended February 2, 2013, the Company distributed $101.9 million to holders of common shares as an extraordinary cash dividend. Payment in the amount of $1.00 per common share was made on December 31, 2012 to shareholders of record as at the close of business on December 24, 2012.

In 2012, Sears Holdings distributed on a pro rata basis to its shareholders, a portion of its holdings in the Company such that, immediately following the distribution, Sears Holdings retained approximately 51% of the issued and outstanding shares of the Company. The distribution was made on November 13, 2012 to Sears Holdings’ shareholders of record as of the close of business on November 1, 2012, the record date for the distribution. Every share of Sears Holdings common stock held as of the close of business on the record date entitled the holder to a distribution of 0.4283 of the Company’s common shares. In connection with the distribution, the Company filed documents with the United States Securities and Exchange Commission.

8. Event After the Reporting Period
Subsequent to quarter end, the Company entered into agreements with third parties to outsource some of the work currently performed by internal Sears resources in portions of Information Technology, Finance and Accounting, and Payroll. This change was announced to associates on August 19, 2013 and will result in a reduction of 245 associates and approximately $11 million to $15 million in transformation costs between the announcement date and the first half of 2014. It is anticipated that this change will result in approximately $9 million to $11 million of annualized savings commencing Fiscal 2014. See “Cautionary Statement Regarding Forward-Looking Information”.

9. Accounting Policies and Estimates
a. Changes in Accounting Policy
IFRS 11, Joint Arrangements (“IFRS 11”)
The Company adopted IFRS 11 in the 13-week period ended May 4, 2013. On May 12, 2011, the IASB issued IFRS 11 which replaced IAS 31, Interests in Joint Ventures, and required that a party in a joint arrangement assess its rights and obligations to determine the type of joint arrangement and account for those rights and obligations accordingly. The Company has determined that its real estate joint arrangements are joint operations and will be recognized in proportion to the Company’s ownership percentage in these arrangements.

IFRS 11 is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The amendments are required to be applied retrospectively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors.

As the Company implemented IFRS 11 in Q1 2013, the Company has retrospectively adjusted the assets and liabilities as at February 2, 2013 and January 28, 2012 and the income, expenses and cash flows for the 53-week period ended February 2, 2013.

A summary of the impact arising from the application of the change in accounting policy is as follows:

Consolidated Statements of Financial Position
(Increase (decrease) in CAD millions)	As at February 2, 2013	As at July 28, 2012	As at January 28, 2012
Cash and cash equivalents	$1.5	$3.1	$2.8
Accounts receivable, net	1.5	1.6	1.4
Prepaid expenses	(1.5)	(1.2)	—
Net change to current assets	1.5	3.5	4.2

Property, plant and equipment	278.5	318.9	324.1
Investment in joint arrangements	(263.4)	(297.0)	(301.4)
Other long-term assets	9.0	9.6	9.8
Net change to total assets	25.6	35.0	36.7

Accounts payable and accrued liabilities	1.7	4.4	4.0
Deferred revenue	0.3	0.2	—
Other taxes payable	0.1	0.1	0.1
Current portion of long term obligations	4.0	4.3	4.1
Net change to current liabilities	6.1	9.0	8.2

Long-term obligations	19.3	24.9	27.2
Deferred tax liabilities	0.2	0.2	0.3
Other long-term liabilities	—	0.9	1.0
Net change to total liabilities	25.6	35.0	36.7

Consolidated Statements of Net (Loss) Earnings
(Increase (decrease) in CAD millions)	13-Week Period Ended July 28, 2012	26-Week Period Ended July 28, 2012	53-Week Period Ended February 2, 2013
Revenue	$11.8	24.7	45.8
Selling, administrative and other expenses	8.5	17.5	34.7
Finance costs	0.4	0.9	1.8
Interest income	—	0.1	0.2
Share of income from joint arrangements	(2.9)	(6.4)	(9.5)

Consolidated Statements of Cash Flows
(Increase (decrease) in cash flow arising from items noted below in CAD millions)	13-Week Period Ended July 28, 2012	26-Week Period Ended July 28, 2012	53-Week Period Ended February 2, 2013
Depreciation and amortization	$3.7	7.2	13.2
Impairment loss	—	—	2.2
Share of income from joint arrangements	2.9	6.4	9.5
Finance costs	0.4	0.9	1.8
Interest income	—	(0.1)	(0.2)
Interest paid	(0.5)	(0.9)	(1.8)
Changes in non-cash working capital	(2.2)	1.6	18.0
Changes in long-term assets and liabilities	1.3	0.7	(17.6)
Additions of property, plant & equipment and intangible assets	(0.1)	(2.6)	(4.0)
Repayment on long-term obligations	(1.0)	(1.9)	(4.0)
Dividends received from joint arrangements	(4.7)	(11.0)	(18.4)

b. Issued Standards Not Yet Adopted
The Company monitors the standard setting process for new standards and interpretations issued by the IASB that the Company may be required to adopt in the future. Since the impact of a proposed standard may change during the review period, the Company does not comment publicly until the standard has been finalized and the effects have been determined.

On December 16, 2011, the IASB issued amendments to two previously released standards. They are as follows:

IAS 32, Financial Instruments: Presentation (“IAS 32”)
The IASB amended IAS 32 to address inconsistencies in current practice in the application of offsetting criteria. The amendments provide clarification with respect to the meaning of ‘currently has a legally enforceable right of set-off’ and that some gross settlement systems may be considered equivalent to net settlement. These amendments are effective for annual periods beginning on or after January 1, 2014. The Company is currently assessing the impact of these amendments on the Company’s consolidated financial statements and related note disclosures.

IFRS 9, Financial Instruments (“IFRS 9”)
This standard will ultimately replace IAS 39, Financial Instruments: Recognition and Measurement, in phases. The first phase of IFRS 9 was issued on November 12, 2009 and addresses the classification and measurement of financial assets. The second phase of IFRS 9 was issued on October 28, 2010 incorporating new requirements on accounting for financial liabilities. On December 16, 2011, the IASB amended the mandatory effective date of IFRS 9 to fiscal years beginning on or after January 1, 2015. The amendment also provides relief from the requirement to recast comparative financial statements for the effect of applying IFRS 9. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. The Company is monitoring the impact of amendments to this standard and is currently assessing the impact on the Company’s disclosures.

c. Critical Accounting Judgments and Key Sources of Estimation Uncertainty
In the application of the Company’s accounting policies, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and underlying assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

Critical judgments that management has made in the process of applying the Company’s accounting policies, key assumptions concerning the future and other key sources of estimation uncertainty that have the potential to materially impact the carrying amounts of assets and liabilities within the next financial year are described in Note 4 of the 2012 Annual Consolidated Financial Statements and are consistent with those used in the preparation of the Q2 2012 financial statements. The critical accounting judgments and key sources of estimation uncertainty used in the preparation of the Q2 2013 financial statements are consistent with those as described in Note 4 of the 2012 Annual Consolidated Financial Statements.

10. Disclosure Controls and Procedures
Disclosure Controls and Procedures
Management of the Company is responsible for establishing and maintaining a system of disclosure controls and procedures (“DC&P”) that are designed to provide reasonable assurance that information required to be disclosed by the Company in its public disclosure documents, including its Annual and Interim MD&A, Annual and Interim Financial Statements, and Annual Information Form is recorded, processed, summarized and reported within required time periods and includes controls and procedures designed to ensure that the information required to be disclosed by the Company in its public disclosure documents is accumulated and communicated to the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), to allow timely decisions regarding required DC&P.

Management of the Company, including the CEO and CFO, has caused to be evaluated under their supervision, the Company’s DC&P, and has concluded that the Company’s DC&P was effective for the period ended August 3, 2013.

Internal Control over Financial Reporting
Management of the Company is also responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Internal control systems, regardless of superiority in design, have inherent limitations. Therefore, even those systems that have been determined to have been designed effectively can only provide reasonable assurance with respect to financial reporting and financial statement preparation.

Management of the Company, including the CEO and CFO, has evaluated whether there were changes in the internal control over financial reporting during the period ended August 3, 2013 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting and has determined that no material changes occurred during this period.

11. Risks and Uncertainties
To stay competitive and relevant to our customers, significant initiatives in support of the Company’s strategic plan are underway for Fiscal 2013. These initiatives include improvements in business processes, advancements in information technology and other organizational changes. The achievement of strategic goals may be adversely affected by a wide range of factors, many of which are beyond the Company’s control. The inability to execute and integrate strategic plans could have a negative impact on the Company’s current operations, market reputation, customer satisfaction and financial position. The Company’s ability to implement and achieve its long-term strategic objectives is dependent on the achievement of these strategic plans and initiatives. There can be no assurance that such plans and initiatives will yield the expected results, either of which could cause the Company to fall short in achieving financial objectives and long-range goals.

The Company is dependent upon a significant amount of products that originate from non-Canadian markets. In particular, the Company sources a significant amount of products from China. The Company is subject to the risks that are associated with the sourcing and delivery of this merchandise, including: potential economic, social and political instability in jurisdictions where suppliers are located; structural integrity and fire safety of foreign factories; increased shipping costs, potential transportation delays and interruptions; adverse foreign currency fluctuations, changes in international laws, rules and regulations pertaining to the importation of products and quotas; and the imposition and collection of taxes and duties. Any increase in cost to the Company of merchandise purchased from foreign vendors or restriction on the merchandise made available to the Company by such vendors could have an adverse effect on the Company’s business and results of operations.

Please also see Section 11 “Risks and Uncertainties” of the Company’s 2012 Annual Report for a detailed description of the risks and uncertainties faced by the Company.